

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Rohan Ajila
Chief Executive Officer
Global Consumer Acquisition Corp
1926 Rand Ridge Court
Marietta, GA, 30062

       Re: Global Consumer Acquisition Corp
           Amendment No. 6 to Preliminary Proxy on Schedule 14A
           Filed September 27, 2022
           File No. 001-40468

Dear Rohan Ajila:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy on Schedule 14A filed on September 27, 2022

Unaudited Pro Forma Condensed Combined Financial Information
Description of the Transactions, page 94

1.   We note your disclosures here and within the Introduction regarding the Luminex and GP Global transactions. Please revise your disclosures to address the following:
   - Separately identify each transaction and discuss the significant variables that could have an impact on the outcome of those specific transactions (e.g., Proposal 8, GACQ common stock redemptions, etc.) under the minimum and maximum scenarios.
   - Regarding the Luminex transaction, your disclosure should also identify a scenario depicting the maximum number (and dollar amount) of GACQ common stock redemptions that could occur for the Luminex acquisition to close even if Proposal 8 is not approved. The additional scenario should also be presented within the pro forma financial statements starting on page 102.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 107

2.   We note your response to prior comment three; however your revised disclosures in Note 2 (on page 107) related to the Business Combination between GACQ and GP Global are not consistent with your disclosures on pages 31, 96 and 179. Please revise your disclosures on page 107 to state:
- The Business Combination between GACQ and GP Global under the minimum redemption scenario is expected to be accounted for as a forward business acquisition with **GACQ** as the accounting acquirer.
- The Business Combination between GACQ and GP Global under the maximum redemption scenario is expected to be accounted for as a reverse acquisition with **GP Global** as the accounting acquirer.

3.   We note your response to prior comment ten, including the revisions to the number of shares issued to acquire GP Global in the pro forma financial statements and throughout the filing. Please also revise notes 10 and 11 (on pages 118 and 119) to correct the number of shares to be issued to acquire GP Global and correct all related pro forma share and per share disclosures in the filing, including all pro forma statements of operations and the per share disclosures on page 120. We also note the table on page 88 should be similarly revised.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Manufacturing

cc: Mitchell Nussbaum